10653 South River Front Parkway

Suite 300

South Jordan, UT 84095

April 1, 2009

BY FACSIMILE AND EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0510

Attention:	Pamela Long, Assistant Director
Dietrich King, Attorney

RE:	Headwaters Incorporated Amendment No. 2 to Registration Statement on Form S-3 Filed March 4, 2009 File No. 333-156794 Request for acceleration of effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Headwaters Incorporated (the “Company”) hereby requests that the effective date of the above-captioned registration statement on Amendment No. 2 to the Form S-3 (the “Registration Statement”), relating to the registration of $63,286,000 of 16% convertible senior subordinated notes and shares of the Company’s Common Stock issuable upon conversion thereof, be accelerated to 4:00 P.M., Eastern Time, on April 3, 2009, or as soon thereafter as may be practicable.

The Company acknowledges that:

•

Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not release the Company from its responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the offering of the securities covered by the Registration Statement.

Very truly yours,

HEADWATERS INCORPORATED

By:	/s/ D. Kerry Stubbs
D. Kerry Stubbs Vice President of Financial Reporting

cc:	Harlan M. Hatfield, Vice President, Secretary and General Counsel of Headwaters Incorporated

Linda C. Williams, Esq., Pillsbury Winthrop Shaw Pittman LLP